UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Orexigen Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

686164 10 4
(CUSIP Number)

July 8, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 686164 10 4

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,059,042(1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,059,042(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,042(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes $4,628,000 of Convertible Notes (defined in Item 4) convertible into approximately 56,518 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Includes 676,951 Warrants (defined in Item 4) to acquire 676,951 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 676,951 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation. As such, BVF holds Warrants to acquire 821,315 additional shares which are excluded from the table above as a result of the 9.99% limitation.

Due to the Beneficial Ownership Limitation (defined in Item 4), excludes $11,237,000 of Senior Convertible Notes (defined in Item 4) convertible into approximately 1,498,266 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants, Senior Convertible Notes or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 686164 10 4

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 249,982 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 249,982 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,982 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%(1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes $3,028,000 of Convertible Notes convertible into approximately 36,978 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Excludes 964,800 Warrants to acquire 964,800 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 676,951 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Due to the Beneficial Ownership Limitation, excludes $7,236,000 of Senior Convertible Notes convertible into approximately 964,800 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants, Senior Convertible Notes or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 686164 10 4

1	NAME OF REPORTING PERSON Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 74,898(1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 74,898 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,898 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

(1)  Includes $907,000 of Convertible Notes convertible into approximately 11,076 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Excludes 298,133 Warrants to acquire 298,133 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 676,951 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Due to the Beneficial Ownership Limitation, excludes $2,236,000 of Senior Convertible Notes convertible into approximately 298,133 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants, Senior Convertible Notes or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 686164 10 4

1	NAME OF REPORTING PERSON BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 74,898 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 74,898 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,898 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON CO

(1)  Includes $907,000 of Convertible Notes convertible into approximately 11,076 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Excludes 298,133 Warrants to acquire 298,133 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 676,951 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Due to the Beneficial Ownership Limitation, excludes $2,236,000 of Senior Convertible Notes convertible into approximately 298,133 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants, Senior Convertible Notes or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 686164 10 4

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,534,050 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,534,050 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,050 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)  Includes $10,000,000 of Convertible Notes convertible into approximately 122,122 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Includes 676,951 Warrants to acquire 676,951 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 676,951 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Due to the Beneficial Ownership Limitation, excludes $30,000,000 of Senior Convertible Notes convertible into approximately 4,000,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants, Senior Convertible Notes or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 686164 10 4

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,534,050 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,534,050 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,050 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Includes $10,000,000 of Convertible Notes convertible into approximately 122,122 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Includes 676,951 Warrants to acquire 676,951 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 676,951 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Due to the Beneficial Ownership Limitation, excludes $30,000,000 of Senior Convertible Notes convertible into approximately 4,000,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants, Senior Convertible Notes or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 686164 10 4

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,534,050 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,534,050 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,050 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Includes $10,000,000 of Convertible Notes convertible into approximately 122,122 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

 Includes 676,951 Warrants to acquire 676,951 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 676,951 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Due to the Beneficial Ownership Limitation, excludes $30,000,000 of Senior Convertible Notes convertible into approximately 4,000,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants, Senior Convertible Notes or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 686164 10 4

Item 1(a).	Name of Issuer:

Orexigen Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3344 N. Torrey Pines Ct., Suite 200
La Jolla, CA 92037

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP NO. 686164 10 4

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

686164 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 3,999,998 warrants, convertible for an aggregate of 3,999,998 shares of Common Stock (the “Warrants”).  Each Warrant is convertible into 1 share of Common Stock.  The Reporting Persons have elected to implement blocker language for the Warrants that restrict exercise of the Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Beneficial Ownership Limitation”). As of the date hereof, the Warrant exercise limitation described in the prior sentence limits the aggregate exercise of Warrants by the Reporting Persons to 676,951 out of the 3,999,998 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

CUSIP NO. 686164 10 4

In addition to the Warrants, the Reporting Persons hold $30,000,000 of the Issuer’s 0% convertible senior secured notes due 2020 (the “Senior Convertible Notes”) convertible into approximately 4,000,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes. Due to the foregoing Beneficial Ownership Limitation, in providing beneficial ownership described herein, the Reporting Persons have assumed that no Senior Convertible Notes would be converted.

In addition to the Warrants, the Reporting Persons hold $10,000,000 of the Issuer’s 2.75% convertible senior notes due 2020 (the “Convertible Notes”) convertible into approximately 122,122 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes. In providing beneficial ownership described herein, the Reporting Persons have assumed that all Convertible Notes would be converted.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants, Senior Convertible Notes or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

As of the date hereof, (i) BVF beneficially owned 1,059,042 shares of Common Stock, including 56,518 shares of Common Stock issuable upon the conversion of Convertible Notes held by it and including 676,951 shares of Common Stock issuable upon the exercise of Warrants held by it;  (ii) BVF2 beneficially owned 249,982 shares of Common Stock including 36,978 shares of Common Stock issuable upon the conversion of Convertible Notes held by it, and (iii) Trading Fund OS beneficially owned 74,898 shares of Common Stock including 11,076 shares of Common Stock issuable upon the conversion of Convertible Notes held by it.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 74,898 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,534,050 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners Managed Accounts (the “Partners Managed Accounts”), including 150,126 shares of Common Stock held in the Partners Managed Accounts including $1,437,000 Convertible Notes held in the Partners Managed Accounts convertible into approximately 17,549 shares of Common Stock.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,534,050 shares of Common Stock beneficially owned by Partners.

CUSIP NO. 686164 10 4

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,534,050 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

The numbers reported herein for the Warrants and shares of Common Stock have been divided by 10 pursuant to the Issuer’s one-for-ten reverse stock split as reported in the Issuer’s Form 8-K filed with the SEC on July 11, 2016.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (a) 14,556,782 shares of Common Stock outstanding, as determined by the disclosure of shares outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC) on May 5, 20161 (b) 122,122 shares of Common Stock that may be acquired upon the conversion of the Convertible Notes and (c) 676,951 shares of Common Stock that may be acquired upon the conversion of certain Warrants.

As of the date hereof, (i) BVF beneficially owned approximately 6.9% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 1.6% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (less than 1% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.
____________________
1 145,567,820 shares outstanding, divided by 10 pursuant to the Issuer’s one-for-ten reverse stock split as reported in the Issuer’s Form 8-K filed with the SEC on July 11, 2016.

CUSIP NO. 686164 10 4

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2 and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 686164 10 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2016

BIOTECHNOLOGY VALUE FUND, L.P.
BVF INC.
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President
/s/ Mark N. Lampert
MARK N. LAMPERT
BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President